

October 22, 2013

<u>Via E-mail</u>
Maryann T. Seaman
Senior Vice President and Chief Financial Officer
FMC Technologies, Inc.
5875 N. Sam Houston Parkway W.
Houston, Texas 77086

      Re: FMC Technologies, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 22, 2013
             File No. 1-16489

Dear Ms. Seaman:

We refer you to our comment letters dated September 5, 2013 and September 25, 2013 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance